Exhibit 5

Media Release
17 February 2003

Mayne has status lifted by the FDA

Mayne Group Limited advised today that it had received formal notification from the United States Food and Drug Administration (FDA) confirming that the warning letter received in November 2002 has been lifted, now placing the Mulgrave facility in ‘Acceptable’ status.

This follows a full investigation and report by Mayne in regard to the FDA concerns, culminating in discussions in Washington with the FDA.  These discussions emphasised Mayne’s commitment to sustainable compliance with current Good Manufacturing Practice, including the establishment of a global quality unit.

The lifting of the status allows the company to continue with programs for new product approvals in the US market.

Mayne’s Group Managing Director and Chief Executive Officer, Stuart James, said that he was pleased with the company’s ability to promptly address the issues raised in the warning letter.

“Our dialogue with the FDA was very productive and in a little over two months we have been able to resolve this matter, allowing our business to progress with minimum disruption,” Mr James said.

Mayne has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health-related consumer products, health services (pathology, diagnostic imaging, medical centres and pharmacy services) and hospitals. Mayne, which is listed on the Australian Stock Exchange, has a presence in 50 countries and more than 26,000 employees.

oooo0000oooo

Media enquiries:	Investor enquiries:

Rob Tassie	Cameron Fuller
Ph: 03 9868 0886	Ph: 03 9868 0968
Mb: 0411 126 455	Mb: 0417 338 953